EXHIBIT 99.4
                                                                    ------------



THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. ACCORDINGLY, EXCEPT TO THE EXTENT PERMITTED BY THE UNDERWRITING AGREEMENT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF ARC RESOURCES LTD. AT 2100, 440 - 2ND AVENUE S.W., CALGARY, ALBERTA, T2P 5E9 (TOLL FREE NUMBER 1-888-272-4900). FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED FROM THE CORPORATE SECRETARY OF ARC RESOURCES LTD. AT THE ABOVE MENTIONED ADDRESS AND TELEPHONE NUMBER.

SECONDARY OFFERING                                                  JUNE 3, 2003

                       [LOGO OF ARC ENERGY TRUST OMITTED]
                                  $120,000,000
           8% Adjustable Convertible Unsecured Subordinated Debentures

This prospectus qualifies the distribution of $120,000,000 principal amount of 8% Adjustable Convertible Unsecured Subordinated Debentures ("Debentures") of ARC Energy Trust (the "Trust") to be acquired by United ARC L.P. (the "Selling Securityholder") upon the conversion of the remaining portion ($120,000,0000 principal amount) held by the Selling Securityholder of the $320,000,000 8% Special Adjustable Convertible Subordinated Debenture of the Trust (the "Special Debenture") which was issued to the Selling Securityholder in connection with the Trust's recent acquisition of Star Oil & Gas Ltd. THE TRUST WILL NOT RECEIVE ANY OF THE PROCEEDS OF THIS OFFERING. This prospectus also qualifies the distribution by the Trust to the Selling Securityholder of $120,000,000 principal amount of Debentures pursuant to the conversion of the remaining portion ($120,000,000 principal amount) of the Special Debenture. After giving effect to this offering and the concurrent unit offering described herein, the Selling Securityholder will no longer own any Special Debentures, Debentures or trust units ("Trust Units") of the Trust. See "Selling Securityholder".

The Debentures will bear interest at an annual rate of 8% until June 30, 2005, and from June 30, 2005 at an annual rate of 10%, payable quarterly on June 30, September 30, December 31 and March 31 of each year. The Debentures will be issued in denominations of $1,000,000 and integral multiples thereof. The Debentures will be redeemable by the Trust at any time for cash at a redemption price of par, plus accrued and unpaid interest, if any. In addition, commencing June 30 2003, the Trust may elect to redeem up to $40,000,000 aggregate principal amount of Debentures per quarter, on a cumulative basis, and satisfy up to one half (or up to 100% at the election of the holders) of such redemption amount with Trust Units issued at 97.5% of the Current Market Price. See "Description of the Debentures".

--------------------------------------------------------------------------------

                         DEBENTURE CONVERSION PRIVILEGE

The Debentures will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of June 30, 2008 and the business day preceding the date specified by the Trust for the redemption of the Debentures at a conversion price of $11.84 per Trust Unit on or before June 30, 2005 and at a conversion price of $11.38 per Trust Unit thereafter, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

--------------------------------------------------------------------------------

There is no market through which the Debentures may be sold. The offering price of the Debentures was determined by negotiation between the Selling Securityholder and CIBC World Markets Inc. and BMO Nesbitt Burns Inc.


                                                                          Net Proceeds to the Selling
                   Price to the Public(2)      Underwriters' Discount         Securityholder(1)(2)
                   ----------------------      ----------------------         --------------------
Per Debenture               100%                         4%                           96%
Total                   $120,000,000                 $4,800,000                   $115,200,000

Notes:


(1) Before deducting expenses of this offering, estimated to be $250,000, which will be shared by the Trust and the Selling Securityholder.
(2) Plus accrued interest, if any, from the date of closing to the date of delivery.

CIBC WORLD MARKETS INC. AND BMO NESBITT BURNS INC., THE TWO UNDERWRITERS, ARE DIRECT OR INDIRECT SUBSIDIARIES OF CANADIAN CHARTERED BANKS WHICH ARE LENDERS TO ARC RESOURCES LTD. ("ARC RESOURCES") AND ARC (SASK.) ENERGY TRUST ("ARC SASK.") AND TO WHICH ARC RESOURCES AND ARC SASK. ARE INDEBTED. CONSEQUENTLY, THE TRUST MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF THESE UNDERWRITERS FOR THE PURPOSES OF SECURITIES REGULATIONS IN CERTAIN PROVINCES. NONE OF THE PROCEEDS OF THIS OFFERING WILL BE RECEIVED BY THE TRUST OR USED TO REPAY INDEBTEDNESS OWING TO SUCH BANKS. SEE "RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S LENDERS AND THE UNDERWRITERS".

The Underwriters, as principals, conditionally offer the Debentures for sale, subject to prior sale, if, as and when delivered by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Selling Securityholder by Bennett Jones LLP, on behalf of the Trust by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Macleod Dixon LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about June 10, 2003 but in any event not later than June 30, 2003.

                                TABLE OF CONTENTS

TABLE OF CONTENTS............................................................................3
ABBREVIATIONS................................................................................3
CONVERSIONS..................................................................................4
DOCUMENTS INCORPORATED BY REFERENCE..........................................................4
GLOSSARY OF TERMS............................................................................6
FORWARD-LOOKING STATEMENTS...................................................................9
ARC ENERGY TRUST............................................................................10
RECENT DEVELOPMENTS.........................................................................11
SELLING SECURITYHOLDER......................................................................12
USE OF PROCEEDS.............................................................................12
PLAN OF DISTRIBUTION........................................................................12
DESCRIPTION OF TRUST UNITS..................................................................13
DESCRIPTION OF THE SPECIAL DEBENTURES.......................................................14
DESCRIPTION OF THE DEBENTURES...............................................................14
EARNINGS AND CASH FLOW COVERAGE RATIOS......................................................19
CONSOLIDATED CAPITALIZATION OF THE TRUST....................................................20
DISTRIBUTIONS TO UNITHOLDERS................................................................21
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS...............................................21
RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S LENDERS AND THE UNDERWRITERS............22
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..................................................22
ELIGIBILITY FOR INVESTMENT..................................................................26
RISK FACTORS................................................................................27
INTEREST OF EXPERTS.........................................................................27
AUDITORS, TRANSFER AGENT AND REGISTRAR......................................................28
PURCHASERS' STATUTORY RIGHTS................................................................28
CERTIFICATE OF THE TRUST....................................................................29
CERTIFICATE OF UNDERWRITERS.................................................................30

                                 ABBREVIATIONS

bbl        barrel                                       mbbl        one thousand barrels
bbl/d      barrels per day                              mboe        one thousand barrels of oil equivalent
bcf        billion cubic feet                           mcf         one thousand cubic feet
boe        barrels of oil equivalent  converting        mcf/d       one thousand cubic feet per day
           6 mcf of  natural  gas or one  barrel        mlt         thousand of long tons
           of  natural gas liquids to one barrel        mmbbl       one million barrels
           of oil equivalent.                           MMBTU       one million British Thermal Units
boe/d      barrels of oil equivalent per day            mmcf        one million cubic feet
lt         long tons                                    mmcf/d      one million cubic feet per day
lt/d       long tons per day
$MM        one million Canadian dollars

                                   CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

     TO CONVERT FROM            TO                         MULTIPLY BY
     ---------------            --                         -----------

     cubic metres               cubic feet                     35.301
     bbls                       cubic metres                    0.159
     cubic metres               bbls                            6.290
     feet                       metres                          0.305
     metres                     feet                            3.281
     miles                      kilometers                      1.609
     kilometres                 miles                           0.621
     acres                      hectares                        0.4047
     hectares                   acres                           2.471

IN THIS SHORT FORM PROSPECTUS, UNLESS OTHERWISE NOTED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a)      the Annual Information Form of the Trust dated May 16, 2003;

(b) the audited comparative consolidated financial statements and notes thereto of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon dated January 27, 2003;

(c) management's discussion and analysis of the financial condition and operating results of the Trust for the year ended December 31, 2002;

(d) the Information Circular - Proxy Statement of the Trust dated March 17, 2003, relating to the annual and special meeting of Unitholders held on April 17, 2003 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

(e) the unaudited interim comparative consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002;

(f) management's discussion and analysis of the financial condition and operating results of the Trust for the three months ended March 31, 2003; and

(g) the Material Change Report of the Trust dated March 31, 2003 relating to the acquisition by ARC Resources of all of the shares of Star Oil & Gas Ltd.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF

A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of ARC Resources, at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of ARC Resources at the above mentioned address and telephone number.

                                GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AIF" means the Annual Information Form of the Trust dated May 16, 2003.

"ARC FINANCIAL ADVISORY AGREEMENT" means the agreement dated August 28, 2002, among ARC Financial Corporation, ARC Resources, ARML and the Trust.

"ARC RESOURCES" means ARC Resources Ltd.

"ARC SASK." means ARC (Sask.) Energy Trust.

"ARML" or the "MANAGER" means, as the context requires: (i) the corporation named ARC Resources Management Ltd., all of whose shares were acquired by 980445 Alberta Ltd. on August 28, 2002 pursuant to the Internalization Transaction and which was subsequently amalgamated with its then parent, 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust, on August 29, 2002; or (ii) the corporation named ARC Resources Management Ltd., which corporation is the continuing entity resulting from the amalgamation on August 29, 2002, of 980445 Alberta Ltd. and its then wholly-owned subsidiary, ARC Resources Management Ltd.; or (iii) following the Exchange Transaction, a wholly-owned subsidiary of ARC Resources, which was subsequently wound up into ARC Resources as of May 16, 2003.

"ARML EXCHANGEABLE SHARES" means non-voting exchangeable shares in the capital of ARML.

"ARRANGEMENT" means the business combination of ARC Resources and Startech as described under "ARC Energy Trust - General Development of the Business".

"ARTC" means Alberta Royalty Tax Credit.

"CASH DISTRIBUTION DATE" means the date Distributable Income is paid to Unitholders, being the 15th day following any Record Date (or if such day is not a business day, on the next business day).

"CONCURRENT UNIT OFFERING" means the secondary offering of 16,891,891 Trust Units as described under "Selling Securityholder".

"DEBENTURES" means the 8% Adjustable Convertible Unsecured Subordinated Debentures of the Trust due June 30, 2008 issuable on the conversion of the Remaining Special Debenture.

"DEFERRED PURCHASE PRICE OBLIGATION" means the ongoing obligation of the Trust to pay to ARC Resources and ARC Sask. an amount equal to 99% of the cost of, or any amount borrowed to acquire, any additional "Canadian resource property" (as defined in the Tax Act) acquired by ARC Resources and ARC Sask. (other than the working, royalty and other interests acquired by ARC Resources pursuant to the Arrangement) and of the cost of, or any amount borrowed to fund, "Canadian Development Expense" and "Canadian Exploration Expense" (both as defined in the Tax Act).

"DISTRIBUTABLE INCOME" means, for any particular period, the Royalties, other income from permitted investments (including the Long Term Notes) and ARTC, if any, received by the Trust less the Trust's share of Crown royalties (other than Crown royalties which are deducted in the computation of the Royalties) and direct expenses of the Trust.

"EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of ARC Resources.

"GILBERT" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta.

"GILBERT REPORT" means the report prepared by Gilbert dated May 12, 2003, evaluating the crude oil, natural gas liquids and sulphur reserves at January 1, 2003 utilizing the Gilbert product price forecasts effective April 1, 2003 attributable to the working interest, royalty and other interests acquired by ARC Resources pursuant to the Star Acquisition other than the working, royalty and other interests which were sold pursuant to the sale by ARC Resources to third parties of certain working, royalty and other interests of Star which was completed following the completion of the Star Acquisition.

"INTERNALIZATION TRANSACTION" means the transaction encompassing the indirect purchase by the Trust of all of the ARML shares and related transactions as described under "ARC Energy Trust - General Development of the Business".

"LONG TERM NOTES" means the long term notes issued by ARC Resources to the Trust on January 31, 2001, August 29, 2002 and April 16, 2003. Interest on the notes is payable monthly and the principal is due and payable on December 31, 2016, December 31, 2017 and December 31, 2018, respectively.

"OFFERED DEBENTURES" means the Debentures that the Underwriters have agreed to purchase from the Selling Securityholder pursuant to the Underwriting Agreement described under "Plan of Distribution".

"PROPERTIES" means the working, royalty or other interests of ARC Resources and ARC Sask. from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including additional properties which may be acquired by ARC Resources or ARC Sask. at a future date.

"RECORD DATE" means the last business day of each month.

"REMAINING SPECIAL DEBENTURE" means the $120,000,000 principal amount 8% Special Adjustable Convertible Subordinated Debenture of the Trust owned by the Selling Securityholder, being the debenture remaining after the Selling Securityholder converted $200,000,000 principal amount of the Special Debenture into Debentures and then into Trust Units for purposes of the Concurrent Unit Offering.

"ROYALTIES" means, collectively, the royalties payable by ARC Resources and ARC Sask. to the Trust pursuant to the Royalty Agreements which equal 99% of royalty income.

"ROYALTY AGREEMENTS" means, collectively, the agreements regarding the grant of the Royalties made as of July 1, 2002, between each of ARC Resources and ARC Sask. and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust.

"SELLING SECURITYHOLDER" means United ARC L.P., a limited partnership organized under the laws of Virginia. The Selling Securityholder is an affiliate of United Energy LLC, the entity which sold all of the issued shares of Star to ARC Resources pursuant to the Star Acquisition. The Selling Securityholder is not affiliated with or related to any of the Trust, ARC Resources and ARC Financial Corporation.

"SHAREHOLDER AGREEMENT" means the agreement amended and restated January 31, 2001, among ARC Resources, the Manager and the Trustee for and on behalf of Unitholders.

"SPECIAL DEBENTURE" means the $320,000,000 principal amount 8% Special Adjustable Convertible Subordinated Debenture of the Trust issued to the Selling Securityholder on April 16, 2003.

"STAR" means Star Oil & Gas Ltd.

"STAR ACQUISITION" means the acquisition by ARC Resources of all of the shares of Star on April 16, 2003.

"STARTECH" means Startech Energy Inc.

"TAX ACT" means the Income TAX ACT (Canada) and the regulations thereunder.

"TRUSTEE" means the trustee of the Trust, presently Computershare Trust Company of Canada.

"TRUST INDENTURE" means the trust indenture dated May 7, 1996, as amended and restated as of May 16, 2003, between the Trustee and ARC Resources.

"TRUST UNITS" means the units of the Trust, each unit representing an equal undivided beneficial interest therein.

"TSX" means the Toronto Stock Exchange.

"UNDERWRITERS" means CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

"UNITHOLDERS" means holders of Trust Units.

                           FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and ARC Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

o        the size of the reserves;
o        projections of market prices and costs;
o        supply and demand for oil and natural gas;
o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
o        treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

o        volatility in market prices for oil and natural gas;
o        liabilities inherent in oil and gas operations;
o        uncertainties associated with estimating reserves;
o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
o        incorrect assessments of the value of acquisitions;
o        geological, technical, drilling and processing problems; and
o        the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor ARC Resources undertakes any obligation to publicly update or revise any forward-looking statements.

                                ARC ENERGY TRUST

GENERAL

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Indenture has been amended from time to time, the latest material amendments being approved at the annual and special meeting of Unitholders held April 17, 2003, which included an amendment to eliminate the delegation of responsibilities and powers of the Trustee to the Manager and to delegate to ARC Resources all of the matters formerly delegated to the Manager. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The principal and head office of the Trustee is located at Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

ARC Resources was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on January 22, 1996 and was amalgamated with Orion Energy Holdings Inc. and Pencor Petroleum Limited on March 31, 1999, and subsequently amalgamated with Startech and ARC Resources Finance Ltd. on January 31, 2001. On December 31, 2002, ARC Resources amalgamated with its wholly-owned subsidiaries, Erehwon Exploration Ltd., Erex Inc. and FarPoint Energy Corporation and on April 16, 2003, amalgamated with its wholly-owned subsidiary, Star. All of the issued and outstanding shares of ARC Resources are held by the Trust except for the Exchangeable Shares issued in conjunction with the acquisition of Startech on January 31, 2001 and the Exchangeable Shares issued to the former holders of ARML Exchangeable Shares. The business of ARC Resources is the acquisition, development, exploitation, and disposition of all types of petroleum and natural gas and energy related assets, including conventional oil and gas assets, oil sands interests, electricity or power generating assets and pipeline, gathering and transportation assets. The head and principal office of ARC Resources is located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

The principal investments of the Trust are the Royalties granted by ARC Resources and by ARC Sask. pursuant to the Royalty Agreements, the common shares of ARC Resources, the Long Term Notes and the common shares of ARC Canadian Oil & Gas Ltd. The Trust's investments in Royalties and Long Term Notes are made in order to finance oil and gas acquisitions made by ARC Resources and ARC Sask. The Royalties consist of a 99% share of royalty income on all of the Properties held by ARC Resources and ARC Sask. On each Cash Distribution Date, ARC Resources and ARC Sask. pay the Trust 99% of royalty income and ARC Resources pays interest on the Long Term Notes. The Trust will make cash distributions of such funds, subject only to required deductions and expenses of the Trust. Such cash distributions may be wholly or in part taxable. See "Distributions to Unitholders".

The Trust is structured with the objective of having income tax incurred only in the hands of the Unitholders. Distributable Income received by Unitholders consists essentially of the operating cash flow generated by the oil and natural gas properties of ARC Resources and ARC Sask. More specifically, internally generated cash flow, with the exception of cash flow used for capital expenditures and debt repayments, is effectively returned to the Unitholders.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the general development of the business of the Trust over its last two completed financial years.

The Trust, ARC Resources, Startech and Impact Energy Inc. entered into the Arrangement Agreement as of December 15, 2000 which provided for the acquisition by ARC Resources of all of the issued and outstanding shares of Startech in exchange for, at the option of each holder of Startech shares, either 0.96 Trust Units or 0.96 Exchangeable Shares (to a maximum of 15,000,000 Exchangeable Shares) plus one common share of Impact Energy Inc. for each Startech share. The Arrangement was approved by the shareholders of Startech on January 25, 2001 and was completed on January 31, 2001 on the basis that ARC Resources acquired all of the issued and outstanding shares of Startech in consideration of the issuance of approximately 22.6 million Trust Units and approximately 7.4 million Exchangeable Shares to holders of Startech shares. ARC Resources also assumed approximately $168 million of bank indebtedness. Concurrently, ARC Resources amalgamated with Startech and ARC Resources' wholly-owned subsidiary, ARC Resources Finance Ltd. In connection with the Arrangement, ARC Resources issued the Long Term Notes in the principal amount of approximately $352 million to the Trust. The reserves attributable to the properties as at January 1, 2001 were
58.3 million boe on the basis of proven reserves plus probable reserves risked at 50 per cent. The reserve life index was 10.2 years for the proven reserves plus probable reserves risked at 50 per cent.

Effective February 1, 2001, a number of transactions involving the Trust, ARC Resources and ARC Sask. were completed pursuant to which ARC Resources disposed of the oil and gas properties located in the Province of Saskatchewan which were formerly held by Startech to ARC Sask., ARC Sask. granted a 99% royalty to ARC Resources, such royalty was assigned by ARC Resources to the Trust and the Long Term Notes were reduced by an equal amount.

Effective July 1, 2002, a number of transactions involving the Trust, ARC Resources, ARC Sask., Orion Energy Trust and ARC Canadian Oil & Gas Ltd. were completed pursuant to which, following the completion of such transactions: (i) the Trust holds a 99% royalty on all of the properties held by ARC Resources;
(ii) the Trust holds a 99% royalty on all of the properties held by ARC Sask.; and (iii) ARC Canadian Oil & Gas Ltd. (which company is a wholly-owned subsidiary of the Trust) holds all of the issued and outstanding trust units of Orion Energy Trust which in turn holds all of the issued and outstanding trust units of ARC Sask.

On August 28, 2002, the Internalization Transaction was completed resulting in a wholly-owned subsidiary of the Trust, 980445 Alberta Ltd., acquiring all of the common shares of ARML in exchange for $4,247,658 in cash, the assumption of the obligation of ARML to pay retention bonuses in the aggregate amount of $5,000,000 over a period of five years, 298,648 Trust Units and 3,281,279 ARML Exchangeable Shares. As part of the transaction, an aggregate 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow in accordance with the terms of escrow agreements which were entered into on August 28, 2002 (the terms of which are described in the Information Circular - Proxy Statement of the Trust dated July 24, 2002 prepared in connection with the Special Meeting of Unitholders held August 28, 2002). In addition, the ARC Financial Advisory Agreement was entered into pursuant to which ARC Financial Corporation agreed to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. Furthermore, ARML agreed to waive its right under the Shareholder Agreement to select three of the seven directors on the Board of Directors of ARC Resources and, accordingly, Unitholders have the right to select all of the members of the Board of Directors of ARC Resources commencing at the annual meeting of Unitholders held in 2003. The Internalization Transaction was approved by the Unitholders of the Trust at a special meeting of Unitholders held on August 28, 2002. Subsequent to the completion of the Internalization Transaction, on August 29, 2002, 980445 Alberta Ltd. amalgamated with its then wholly-owned subsidiary, ARML, and the amalgamated company continued under the name "ARC Resources Management Ltd.".

On October 18, 2002, ARC Resources issued U.S. $30 million of 4.94% Senior Secured Notes with principal payments due on October 19 in each of 2006, 2007, 2008, 2009 and 2010 to a U.S. financial institution pursuant to an Uncommitted Master Shelf Agreement dated November 16, 2000.

                               RECENT DEVELOPMENTS

ACQUISITION OF STAR OIL & GAS LTD.

On March 31, 2003, the Trust and ARC Resources, as purchaser, entered into a Share Sale Agreement with United Energy LLC, as vendor, under which the Trust indirectly acquired all of the shares of Star for $710,000,000 effective January 1, 2003, paid by issuance of the Special Debenture in the principal amount of $320,000,000, the repayment of an aggregate of $187,372,000 of corporate and shareholder debt, and $202,628,000 in cash. ARC Resources concurrently agreed to sell its interest in certain producing properties and undeveloped acreage to third parties for $78,200,000. ARC Resources and ARC Sask. increased their aggregate credit facilities to $650,000,000 to finance the transaction, which closed on April 16, 2003. Star operated approximately 75% of its production, its six largest properties comprised approximately 72% of its production, and approximately 78% of its proven reserves are gas reserves. Star's primary producing areas are the Dawson, Pouce Coupe and Hatton gas fields located in British Columbia, Alberta and Saskatchewan, respectively. In 2002, production from the properties acquired was approximately 20,151 boe/d, comprised of 6,634 boe/d of oil and natural gas liquids and 81.1 mmcf/d of natural gas. The reserves attributed to the Star properties in the Gilbert Report as at January 1, 2003 were 67.1 million of barrels of oil equivalent and 80.5 million of barrels of oil equivalent for total proved reserves and for total established reserves (proved reserves plus probable reserves risked at 50%), respectively. More information in respect of the properties and reserves acquired from Star and Star's financial condition is described in the AIF. Pro forma financial statements of the Trust as at December 31, 2002 and March 31, 2003 are also set forth in the AIF.

POTENTIAL ACQUISITIONS

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

                             SELLING SECURITYHOLDER

The Selling Securityholder is a limited partnership organized under the laws of Virginia. As of the date hereof, the Selling Securityholder is the registered and beneficial owner of the Remaining Special Debenture and 16,891,891 Trust Units.

In addition to the Underwriting Agreement described under "Plan of Distribution", the Selling Securityholder has entered into an underwriting agreement with a syndicate of underwriters providing for the concurrent offering (the "Concurrent Unit Offering") of 14,358,108 Trust Units to be obtained by the Selling Securityholder pursuant to the conversion of $170,000,000 principal amount of the Special Debenture into an equal principal amount of Debentures and the conversion of such Debentures into Trust Units at a conversion price of $11.84 per Trust Unit. The underwriters were also granted an option to purchase an additional 2,533,783 Trust Units, which would require the conversion of an additional $30,000,000 principal amount of the Special Debenture. On May 29, 2003, the underwriters under the Concurrent Unit Offering exercised the option which had been granted to them to increase the number of Trust Units to be purchased by them thereunder from 14,358,108 Trust Units to 16,891,891 Trust Units. On May 30, 2003 the Selling Securityholder converted $200,000,000 principal amount of the Special Debenture into an equal principal amount of Debentures. The Offered Debentures being sold pursuant to this offering are all of the Debentures that the Selling Securityholder is entitled to own after the conversions exercised by the Selling Securityholder to satisfy its obligations pursuant to the Concurrent Unit Offering. The Selling Securityholder has agreed to convert the Remaining Special Debenture into the Offered Debentures on the closing date for this offering.

The completion of this offering is not conditional upon the completion of the Concurrent Unit Offering.

Upon completion of this offering and the Concurrent Unit Offering, the Selling Securityholder will not own any Special Debentures, Debentures or Trust Units.

                                 USE OF PROCEEDS

The net proceeds to the Selling Securityholder from the sale of the Offered Debentures hereunder are estimated to be $115,075,000 after deducting the estimated expenses of the issue of $250,000, which will be shared by the Selling Securityholder and the Trust. NONE OF THE PROCEEDS OF THE OFFERING WILL BE RECEIVED BY THE TRUST.

                              PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated May 22, 2003 (the "Underwriting Agreement") among the Selling Securityholder, the Trust, ARC Resources and the Underwriters, the Selling Securityholder has agreed to sell the Offered Debentures and the Underwriters have severally agreed to purchase on or about June 10, 2003, or such other date as may be agreed upon but not later than June 30, 2003, subject to the terms and conditions stated therein, all of the Offered Debentures offered hereby at a price of $96 per $100 principal amount thereof. The terms of the offering were determined by negotiation between the Selling Securityholder and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and the Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged for the purpose of creating actual or apparent trading in, or raising the price of the Trust Units. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior written consent of one of the Underwriters, which consent may not be unreasonably withheld, directly or indirectly, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit rights incentive plan by the Trust, the issuance of Trust Units pursuant to the distribution reinvestment and optional Trust Unit purchase plan by the Trust, the issuance of securities by the Trust in connection with an acquisition, merger, consolidation or amalgamation, the issuance of Trust Units by the Trust upon the exercise of other currently existing rights, the issuance of Debentures pursuant to the Special Debenture and the issuance of Trust Units pursuant to the Debentures.

The Offered Debentures will be available for delivery at the closing of this offering, which is expected to take place on or about June 10, 2003 but in any event not later than June 30, 2003.

The Offered Debentures have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Offered Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Debentures outside the United States only in accordance with Regulation S under the 1993 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Offered Debentures offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

                           DESCRIPTION OF TRUST UNITS

A maximum of 650,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or preemptive rights attach to the Trust Units.

A Special Voting Unit has been designated by the Board of Directors of ARC Resources as the "Special Voting Unit, Exchangeable Shares" ("Special Voting Unit, Exchangeable Shares"). The Special Voting Unit, Exchangeable Shares possesses a number of votes for the election of directors of ARC Resources and on all other matters submitted to a vote of Unitholders equal to the number of outstanding Exchangeable Shares from time to time not owned by the Trust or 908563 Alberta Ltd., a wholly-owned subsidiary of the Trust. The holders of Trust Units and the holder of the Special Voting Unit, Exchangeable Shares vote together as a single class on all matters.

In the event of any liquidation, dissolution or winding-up of the Trust, and the holder of the Special Voting Unit, Exchangeable Shares will not be entitled to receive any assets of the Trust available for distribution to its holders of Trust Units. The holder of the Special Voting Unit, Exchangeable Shares will not be entitled to receive dividends. The Special Voting Unit, Exchangeable Shares has been issued to Computershare Trust Company of Canada, as trustee, to facilitate voting by holders of Exchangeable Shares. At such time as the Special Voting Unit, Exchangeable Shares has no votes attached to them because there are no Exchangeable Shares outstanding not owned by the Trust or 908563 Alberta Ltd., the Special Voting Unit, Exchangeable Shares will be cancelled.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by special resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such Trust Indenture, reference should be made to the complete text of the Trust Indenture, copies of which may be viewed at the offices of, or obtained from the Trustee.

                      DESCRIPTION OF THE SPECIAL DEBENTURES

The Special Debenture was issued by the Trust on April 16, 2003 as partial consideration for the indirect acquisition by the Trust through its subsidiary, ARC Resources, of Star. On May 30, 2003, the Selling Securityholder converted $200,000,000 principal amount of the Special Debenture into Debentures resulting in the Remaining Special Debenture being issued to the Selling Securityholder. The Remaining Special Debenture matures on June 30, 2008 and is identical to the Offered Debentures in respect of the provisions relating to the payment of interest. The Remaining Special Debenture is convertible into Debentures at any time, but is not convertible into Trust Units. The Remaining Special Debenture may be redeemed in whole or in part at any time by the Trust for cash, but the Remaining Special Debenture does not contain the provisions allowing for the Debenture Trust Unit Redemption Election (as defined below) by the Trust. The Remaining Special Debenture contains substantially identical provisions to the provisions of the Offered Debentures for the payment at maturity by the Trust and the payment of interest by the Trust by the issuance of Trust Units.

                          DESCRIPTION OF THE DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures.

GENERAL

The Debentures will be issued under a trust indenture dated as of April 16, 2003, as amended (the "Indenture"), made among the Trust, ARC Resources and Computershare Trust Company of Canada (the "Debenture Trustee"), as trustee. The Debentures authorized for issue are limited in aggregate principal amount to $320,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the date of conversion of the Remaining Special Debenture and will mature on June 30, 2008. The Debentures will be issuable only in denominations of $1,000,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 8% per annum until, but not including, June 30, 2005 and from June 30, 2005 at 10% per annum, which will be payable in cash in equal quarterly payments in arrears on March 31, June 30, September 30 and December 31 in each year. The first interest payment will include interest accrued from the date of issue to the first such payment date.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by the issuance of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, with proceeds from the sale of additional Trust Units in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness except as set forth under "Limitation on Issuance of Additional Debentures".

CONVERSION PRIVILEGE

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of June 30, 2008 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.84 per Trust Unit where the date of conversion is on or before June 30, 2005, being a conversion rate of 84,459 Trust Units for each $1,000,000 principal amount of Debentures and at a conversion price of $11.38 per Trust Unit where the date of conversion is after June 30, 2005, being a conversion rate of 87,873 Trust Units for each $1,000,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture provides for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (c) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (a), (b) or (c) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of an Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

REDEMPTION AND PURCHASE

The Debentures may be redeemed in whole or in part from time to time at the option of the Trust for cash on not more than 60 days and not less than 30 days prior notice, at a redemption price of par, plus accrued and unpaid interest thereon, if any.

In connection with the redemption of the Debentures, the Trust may, subsequent to June 30, 2003 at its option and subject to regulatory approval, elect (the "Debenture Trust Unit Redemption Election") to satisfy its obligation to pay up to, but not more than, 50% (the "Trust Unit Redemption Cap") of the aggregate redemption price of the Debentures to be redeemed by issuing and delivering to the holders of such Debentures, such number of Trust Units as is obtained by dividing the portion of the redemption price to be paid by the issuance and delivery of Trust Units by 97.5% of the then current market price (as defined below under "Payment upon Redemption or Maturity") in effect on such redemption date. If the Debenture Trust Unit Redemption Election is made by the Trust, the holder of the Debenture may at its election choose to receive a greater percentage of the Redemption Price of the Debentures to be redeemed by the Trust than the percentage elected to be so redeemed by the Trust in the form of Trust Units. Interest accrued and unpaid on the Debentures on the redemption date will be paid to the holder in cash. The Trust may not elect the Debenture Trust Unit Redemption Election at any time in any quarter if the result of such election is that the holders of the Debentures will receive Trust Units within a sixty day period from the immediately preceding time that such holders received Trust Units as a result of the Debenture Trust Unit Redemption Election. Subsequent to June 30, 2003 to and including June 30, 2005, the Trust may only make a Debenture Trust Unit Redemption Election with respect to Debentures with an aggregate principal amount of up to, but not more than, $40,000,000 in each calendar quarter at a redemption price of par plus accrued and unpaid interest, subject, at all times, to the Trust Unit Redemption Cap. The aggregate principal amount of Debentures available for the Debenture Trust Unit Redemption Election in any calendar quarter after June 30, 2003 shall be increased to include any amounts which the Trust was entitled to redeem using the Debenture Trust Unit Redemption Election, but did not so redeem, in previous calendar quarters prior to the redemption date. Subsequent to June 30, 2005, the Debenture Trust Unit Redemption Election may be used to redeem, at the option of the Trust, the entire principal amount, subject, at all times, to the Trust Unit Redemption Cap, of the Debentures in whole or in part from time to time at a redemption price of par plus accrued and unpaid interest.

Notwithstanding the foregoing, the Trust may not elect the Debenture Trust Unit Redemption Election at any time if the result of such election is that the holders of the Debentures cannot convert the whole of the remaining principal amount of such Debentures (after giving effect to the redemption of Debentures pursuant to such Debenture Trust Unit Redemption Election) into Trust Units at the conversion price in effect on the redemption date if, assuming such conversion on the redemption date, the Trust would be required to issue in aggregate in excess of 34,046,836 Trust Units (17,154,945 Trust Units after completion of the Concurrent Unit Offering) under the Debentures or the Special Debenture.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

PAYMENT UPON REDEMPTION OR MATURITY

At maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate redemption price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the redemption price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures, subject in the case of redemption to the Trust Unit Redemption Cap and other provisions described under "Redemption and Purchase". Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate redemption price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 97.5% of the current market price on the date fixed for redemption or the maturity date, as the case may be, subject in the case of redemption to the Trust Unit Redemption Cap and other provisions described under "Redemption and Purchase". No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 10 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

SUBORDINATION

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. "Senior Indebtedness" of the Trust is defined in the Indenture as the principal of and premium, if any, and interest on all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred, assigned or guaranteed) in connection with the acquisition, holding or maintaining by the Trust of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), or for any payment obligation under any hedging, swap or other derivative agreement or in connection with the acquisition, holding or maintaining of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary of the Trust, for payment of which the Trust is responsible or liable, whether absolutely or contingently, and without limitation of the foregoing pursuant to any indebtedness of any subsidiary of the Trust payment for which the Trust is responsible or liable as obligor or guarantor; and renewals, extensions, restructurings and refundings of any such indebtedness, liabilities or obligations; other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be PARI PASSU with, or subordinate in right of payment to, the Debentures.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities of ARC Resources and ARC Sask.

PRIORITY OVER TRUST DISTRIBUTIONS

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

CHANGE OF CONTROL OF THE TRUST

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66?% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

INTEREST PAYMENT OPTION

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture provides that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture sets forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle or require such holders to receive any Trust Units in satisfaction of the Interest Obligation.

EVENTS OF DEFAULT

The Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and cancel any such declaration upon such terms and conditions as such holders shall prescribe.

OFFERS FOR DEBENTURES

The Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the SECURITIES ACT (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer for the same consideration per Debenture payable or paid, as the case may be, under the offer.

MODIFICATION

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66?% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66?% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

LIMITATION ON ISSUANCE OF ADDITIONAL DEBENTURES

The Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" is defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust and Exchangeable Shares (such number of outstanding Exchangeable Shares to be calculated by multiplying the number of outstanding Exchangeable Shares by the then current exchange ratio for exchange of such Exchangeable Share into Trust Units) by the current market price of the Trust Units on the relevant date.

FORM AND DENOMINATION

The Debentures will be issued in fully registered form in denominations of $1,000,000 and integral multiples thereof.

Interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender of Debenture certificates at any office of the Debenture Trustee or as otherwise specified in the Indenture.

                     EARNINGS AND CASH FLOW COVERAGE RATIOS

The earnings and cash flow coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for each of the twelve month periods ended December 31, 2002 and March 31, 2003, after giving effect to the conversion of $200,000,000 principal amount of the Special Debenture into Debentures and then the conversion of all of such Debentures into Trust Units, all of which occurred on May 30, 2003 and after giving effect to the issuance of $120,000,000 of Debentures on the conversion of the Remaining Special Debenture in the principal amount of $120,000,000. The ratios for the twelve month period ended March 31, 2003 are based on unaudited financial information. Additional information is provided in the notes to the following table.


                                       TWELVE MONTHS        TWELVE MONTHS
                                       ENDED DECEMBER        ENDED MARCH
                                        31, 2002(4)          31, 2003(4)
                                     ------------------    ----------------

Earnings coverage(1)(3)(5)...........       2.3                  4.9
Cash flow coverage(2)(3)(5)..........      10.7                 12.6
         NOTES:

(1) Earnings coverage is equal to net income before interest expense on all long-term debt and Debentures and income taxes divided by interest expense on all long-term debt and Debentures.
(2) Cash flow coverage is equal to funds from operations before working capital, interest expense on all long-term debt and Debentures and income taxes divided by interest expense on all long-term debt and Debentures.
(3) The earnings and cash flow used in the coverage ratios include the interest expense on the Debentures in the calculation. Under Canadian generally accepted accounting principles the Debentures will be included in Unitholders' equity and the interest paid on the Debentures will be charged to equity as distributions to Unitholders.
(4) The Trust's interest requirements, including Debenture interest, after giving effect to the issue of $120 million principal amount of Debentures, amount to $22.2 million for the 12 month period ended December 31, 2002 and $23.0 million for the 12 month period ended March 31, 2003. The Trust's earnings before interest and income tax for the 12 month period ended December 31, 2002 and the 12 month period ended March 31, 2003 was $50.9 million and $112.0 million, respectively. For the same time periods, the Trust's cash flow before interest and income taxes was $236.6 million and $290.7 million, respectively.
(5) The earnings and cash flow assume that there are no additional earnings or cash flow derived from the net proceeds of the Debentures.

                    CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the combined capitalization of the Trust, ARC Resources and ARC Sask. as at December 31, 2002, March 31, 2003 and as at May 1, 2003, before and after giving effect to this offering.

                                                                                                    AS AT MAY 1, 2003
                                    AS AT                 AS AT                                    AFTER GIVING EFFECT
                               DECEMBER 31, 2002      MARCH 31, 2003     AS AT MAY 1, 2003(6)      TO THE OFFERING(7)
                               -----------------      --------------     --------------------      ------------------

Long Term Debt(1)(2)(6)          $337,728,000         $219,907,000          $490,717,297              $490,717,297

Unitholders' Equity
  Excluding Special
  Debentures and
  Debentures                     $868,666,000       $1,021,491,000        $1,010,000,000            $1,210,000,000
                               -----------------      --------------     --------------------      ------------------

Special Debentures                         --                   --           320,000,000                        --
Debentures                                 --                   --                    --               120,000,000
Total Unitholders' Equity        $868,666,000       $1,021,491,000        $1,330,000,000            $1,330,000,000

Trust Units                       123,305,329          136,187,344           136,242,427               153,134,318
Exchangeable Shares                   637,167              535,190               533,747                   533,747
ARML Exchangeable
  Shares                            2,206,409            2,153,666             2,150,816                 2,150,816


NOTES:

(1) ARC Resources and ARC Sask. have a combined credit facility of approximately $650 million as at April 30, 2003 consisting of a combined $551 million line of credit with five major chartered banks and U.S. $65 million of senior secured notes. Collateral for the long term debt is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.
(2) Excludes cash and a working capital surplus (deficit) of ($10.1) million as at December 31, 2002, ($6.7) million as at March 31, 2003, and ($8.7) million at May 1, 2003. The deduction of the working capital surplus (deficit) and the funds in the reclamation fund would result in net debt of $334.9 million, $212.5 million, $485.6 million and $485.6 million for December 31, 2002, March 31, 2003, May 1, 2003 and May 1, 2003 after giving effect to the issue, respectively.
(3)      As at May 1, 2003, rights were outstanding to purchase an aggregate of
         2.847 million Trust Units, exercisable at prices between $5.02 and $12.48, which were granted pursuant to the Trust Unit Rights Incentive Plan. In addition, on May 6, 2003, rights to purchase an additional 2,800,000 Trust Units, exercisable at a price of $12.07 per Trust Unit were issued.
(4) As at May 1, 2003, 533,747 Exchangeable Shares were outstanding entitling the holders to exchange shares at an exchange ratio of
         1.36281. If all Exchangeable Shares were exchanged on May 1, 2003, there would be 727,396 additional Trust Units issued.
(5) As at May 1, 2003, 2,150,816 ARML Exchangeable Shares were outstanding entitling the holders to exchange shares at an exchange ratio of
         1.09578. If all ARML Exchangeable Shares were exchanged on May 1, 2003, there would be 2,356,821 additional Trust Units issued.
(6) Long Term Debt at May 1, 2003 includes the distribution to Unitholders paid on May 15, 2003 of $20.4 million.
(7) After giving effect to the conversion of $200,000,000 principal amount of the Special Debenture into Debentures and then the conversion of all such Debentures into Trust Units, all of which occurred on May 30, 2003.

                          DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been payable to holders of Trust Units on record dates during the following periods.


       2001:                                      DISTRIBUTION PER TRUST UNIT
       -----                                      ---------------------------
       First Quarter                                         $0.60
       Second Quarter                                        $0.66
       Third Quarter                                         $0.60
       Fourth Quarter                                        $0.45

       2002:
       First Quarter                                         $0.39
       Second Quarter                                        $0.39
       Third Quarter                                         $0.39
       Fourth Quarter                                        $0.39

       2003:
       First Quarter                                         $0.45
       April                                                 $0.15
       May                                                   $0.15

The Board of Directors of ARC Resources on behalf of the Trust reviews the distribution policy from time to time. The current distribution policy allows the use of up to 20% of cash available for distribution for capital expenditures. Depending upon commodity prices and the size of the capital budget, it is expected that 20% of the cash available for distribution will fund between 50% and 100% of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions. The Trust's distribution policy includes withholding approximately $4 million per annum to contribute to the Trust's reclamation fund to provide a cash reserve for the eventual abandonment of oil and gas properties (and subsequent to the Star Acquisition has been increased to $6 million per annum). In addition to the 20% holdback of cash flow to fund capital expenditures, cash flow generated from the properties formerly held by Star may be withheld from distributions and used to repay bank indebtedness or the Debentures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors.

                  PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated (as quoted by the TSX):

                                         THE TORONTO STOCK EXCHANGE
                                         --------------------------
    PERIOD                        HIGH                 LOW              VOLUME
    ------                        ----                 ---              ------
                                   $                    $
    2001
         First Quarter             11.89               11.00          31,949,493
         Second Quarter            13.50               10.85          28,155,247
         Third Quarter             12.59               10.41          23,851,740
         Fourth Quarter            12.20               10.35          26,359,861
    2002
         First Quarter             13.18               11.35          24,094,995
         Second Quarter            13.44               11.85          16,153,913
         Third Quarter             12.98               11.05          16,234,877
         Fourth Quarter            12.74               11.04          16,975,916

                                         THE TORONTO STOCK EXCHANGE
                                         --------------------------
    PERIOD                        HIGH                 LOW              VOLUME
    ------                        ----                 ---              ------
    2003
         First Quarter             12.34               10.89          19,729,174
         April                     11.90               11.29           6,255,701
         May                       12.60               11.67          11,224,881
         June 1 - 2                12.29               12.22             495,955

On May 16, 2003 the last completed trading day on which the Trust Units traded prior to announcement of this offering, the closing price of the Trust Units was $12.45. On June 2, 2003 the closing price of the Trust Units was $12.25.

RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S LENDERS AND THE UNDERWRITERS

CIBC World Markets Inc. and BMO Nesbitt Burns Inc., the two Underwriters, are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to ARC Resources and ARC Sask. and to which ARC Resources and ARC Sask. are indebted. See note (1) to the table under "Combined Capitalization of the Trust" for a description of the credit facility of ARC Resources and ARC Sask. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The decision to distribute the Offered Debentures hereby and the determination of the terms of distribution were made through negotiations among the Selling Securityholder and the Underwriters. The banks did not have any involvement in such decision or determination; however, the banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc. and BMO Nesbitt Burns Inc. will receive their respective share of the Underwriters' fee. None of the net proceeds of this offering will be received by the Trust or used to repay indebtedness owing to such banks. See "Use of Proceeds".

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Debentures and Trust Units acquired thereunder pursuant to this offering and who, for purposes of the Tax Act, is resident in Canada, holds the Trust Units and Debentures as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units and Debentures will be considered to be capital property to a holder provided the holder does not hold the Trust Units or Debentures in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units or Debentures as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, or to a holder an interest in which would be a "tax shelter investment", as defined in the Tax Act, and any such holder should consult its own tax advisor with respect to an investment in Debentures or Trust Units.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current administrative policies of the Canada Customs and Revenue Agency. No advance income tax ruling has been requested in respect of this offering.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial (except for certain provisions of the Alberta Corporate Tax Act relating to the ARTC), territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Debentures or Trust Units. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

DEBENTURES

INTEREST ON DEBENTURES

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax
Act) in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

EXERCISE OF CONVERSION PRIVILEGE

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

REDEMPTION OR REPAYMENT OF DEBENTURES

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost of a Debenture will be the price paid therefor less the amount of any accrued but unpaid interest at the time of acquisition. To the extent that a holder of Debentures receives payment in respect of accrued but unpaid interest, such amount will generally be treated in accordance with the description set out under "Interest on Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

OTHER DISPOSITIONS OF DEBENTURES

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will generally be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

INTEREST ON FUNDS BORROWED TO ACQUIRE DEBENTURES

Reasonable amounts of interest which are paid or payable pursuant to a legal obligation by a holder on borrowed money used to acquire Debentures will generally be deductible in computing the holder's income for the period during which the person holds the Debentures or Trust Units acquired on the conversion or redemption of Debentures. Interest on funds used directly or indirectly to make a contribution to an Exempt Plan is not deductible.

STATUS OF THE TRUST

In the opinion of Counsel, based on representations of ARC Resources and the Trust, the Trust qualifies as a "unit trust" and a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. The qualification of the Trust as a mutual fund trust requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not be established nor must it at any time be maintained primarily for the benefit of non-residents. Although this fact has been assumed for the purposes of this opinion, Counsel is of the view that such assumption is reasonable in light of the restrictions on the ownership of Trust Units by non-resident persons and based on representations to Counsel that the overwhelming majority of Unitholders are Canadian residents. Secondly, in order for the Trust to continue to qualify as a mutual fund trust, there generally must be at least 150 Unitholders each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500. Based on factual representations to Counsel by ARC Resources, this requirement is also complied with at present. The Trust and ARC Resources have advised that it is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. The Trust will continue to so qualify if it qualifies at any time in a particular year and it would not otherwise qualify at a particular time only by virtue of the dispersal of ownership of Trust Units.

If the Trust ceases to qualify as a mutual fund trust, the Trust Units and Debentures will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") (collectively, "Exempt Plans"). If the Trust Units cease to be listed on a prescribed stock exchange the Debentures will cease to be qualified investments for Exempt Plans. It is assumed that for the purposes of this opinion the Trust Units will continue to be listed on a prescribed stock exchange. Where at the end of any month an Exempt Plan holds Trust Units or Debentures that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units and Debentures at the time such Trust Units and Debentures were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP or an RRIF holds Trust Units and Debentures that are not qualified investments, the trust will become taxable on its income attributable to, and any capital gain from the disposition of, the Trust Units and Debentures while they are not qualified investments. In addition, where a trust governed by an RESP holds Trust Units and Debentures that are not qualified investments and does not dispose of such Trust Units and Debentures within 60 days of the Trust Units and Debentures ceasing to be qualified investments, the registration of the RESP may be revoked.

If the Trust ceases to qualify as a mutual fund trust, the Trust will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including non-resident persons, and tax exempt persons (including Exempt Plans) that acquire an interest in the Trust directly or indirectly from another Unitholder.

INCOME OF THE TRUST

The Trust will be required to include in computing its income for a taxation year its entitlement under the Royalties in that year, including the amount which is paid by the Trust to ARC Resources or ARC Sask. in reimbursement of ARC Resources' or ARC Sask.'s obligation to pay Crown charges, and other amounts subject to set off. The Trust will also be required to include in its income any interest from the Long Term Notes which is paid to it, and any interest which accrues to it on unexpended funds. Costs incurred in the issuance of Trust Units may generally be deducted by the Trust on a five year, straight line basis. The Trust will be entitled to deduct reasonable current expenses incurred in its ongoing operation as well as annual deductions in respect of cumulative Canadian oil and gas property expense ("COGPE") and resource allowance. Under the Proposed Amendments, the Trust may be required to report its income from the Royalties on an accrual basis, rather than on a cash basis. Further, the proposed amendments specify that the Royalties only constitute a Canadian resource property, and hence the cost of the Royalties will only constitute COGPE provided that 90% of the revenues is payable out of, or from the proceeds of, the production from an oil and gas well in Canada. In addition, the Proposed Amendments provide for the deductibility of Crown Royalties, the elimination of the resource allowance and the inclusion in income of ARTC, all to be phased in commencing in 2003.

The cost to the Trust of the Royalty and ARC Sask Royalty, including any amount paid under the Deferred Purchase Price Obligation will, subject to the Proposed Amendments, when incurred, be added to the Trust's cumulative COGPE account. Any amount which is receivable by the Trust from the release of the Royalties will be deducted from the Trust's cumulative COGPE (see "Deferred Purchase Price Obligation and the Release of the Royalties on Certain Properties"). The Trust may generally deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining basis, of any positive balance of its cumulative COGPE account at the end of that year. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the purposes of the Tax Act for that year.

The Trust's resource allowance is, subject to the Proposed Amendments, computed as being 25% of its adjusted resource profits, calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from the Royalties prior to any deduction in respect of its cumulative COGPE and any amount deducted in respect of distributions to Unitholders, as described below. Royalty payments which do not have a corresponding obligation to effect a reimbursement of Crown Royalties and distributions from ARC Sask. will not be included in the Trust's resource profits.

The Tax Act requires the Trust to compute its income or loss for a taxation year as though it were an individual resident in Canada. The taxation year of the Trust is the calendar year. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts which are paid or payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of Crown charges reimbursed by the Trust to ARC Resources or ARC Sask. over the resource allowance deductible by the Trust for that year, to the extent that such excess amounts are designated to the Unitholders for that year. See "The Unitholders - Income from Trust Units", below. The Trustee has agreed to designate the full amount of any such excess amounts annually in favour of the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any material taxable income for the purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trustee has agreed to maximize the use of deductions in computing income and taxable income as allowed by the Tax Act.

DEFERRED PURCHASE PRICE OBLIGATION AND THE RELEASE OF THE ROYALTIES ON CERTAIN PROPERTIES

Where as a result of a sale of a Property by ARC Resources (or ARC Sask.) and the release of the Royalties relating to that Property, an amount becomes receivable by the Trust in a taxation year such amount will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined at the end of that year. If all or a portion of the consideration receivable in a taxation year upon the release of the Royalties relating to a Property is used pursuant to the Deferred Purchase Price Obligation to acquire in that year one or more replacement Canadian resource properties, the amount so used will be added, in that year, to the cumulative COGPE account of the Trust to the extent of its share of the portion of the consideration that is so used.

ENTITLEMENT TO ALBERTA ROYALTY TAX CREDITS

The Trust and ARC Resources are entitled to claim ARTC in respect of certain properties located in Alberta. Under current legislation, ARTC is based on a price sensitive formula linked to crude oil prices. The maximum Alberta Crown Royalty to which the rate applies annually is $2 million per applicant or associated group of applicants. The Trust and ARC Resources have advised Counsel that they are eligible to receive ARTC. ARC Resources has indicated it intends to use the ARTC to defray other expenses and capital expenditures of ARC Resources thereby effectively increasing royalty income.

ARC Resources will be entitled to claim ARTC in respect of the portion of the Royalties which are not subject to the Trust's obligations to reimburse for Crown Royalties and where the properties to which the Royalty relates are not otherwise "restricted resource properties".

THE UNITHOLDERS

INCOME FROM TRUST UNITS

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's pro rata share of the Trust's net income for tax purposes that was payable in that year by the Trust to that Unitholder whether such amounts are reinvested in additional Trust Units and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to him as reimbursed Crown charges in excess of the resource allowance deducted in computing the Trust's income. An amount will be considered to be payable to the Unitholders in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not business income or income from production for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. The amount of income allocable to a Unitholder may vary from the amount of cash payments as a result of the deduction of non-cash expenses by the Trust, and the non-deductibility or deferred deductibility of certain Trust expenditures.

ADJUSTED COST BASE OF TRUST UNITS

The cost to a Unitholder of Trust Units acquired on the conversion or redemption of Debentures is as described above under "Debentures". Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution. This cost will be averaged with the adjusted cost base of all other Trust Units to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit (including amounts in respect of ARTC, if any) will reduce the Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed is in excess of the Trust's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a holder of Trust Units would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units.

DISPOSITION OF TRUST UNITS

An actual or deemed disposition of Trust Units (other than in a tax-deferred transaction) will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income under the Tax Act for the year, and one half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

REDEMPTION OF TRUST UNITS

A redemption of Trust Units in consideration for cash or promissory notes issued by ARC Resources ("ARC Resources Notes"), as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to such cash, or the fair market value of such ARC Resources Notes, as the case may be. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Trust Units so redeemed.

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP, the Debentures and the Trust Units will on the date of closing, subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met on the date of closing and on a continuous basis and provided that the Trust qualifies as a "mutual fund trust" as described under "Canadian Federal Income Tax Considerations", be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act as in effect on the date hereof. The Trust has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Debentures and the Trust Units will not constitute foreign property for such plans.

                                  RISK FACTORS

An investment in the Debentures or Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF in addition to the risk factors noted below.

TRADING MARKET FOR DEBENTURES

The Debentures comprise a new issue of securities of the Trust for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of the Trust and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

PRIOR RANKING INDEBTEDNESS; ABSENCE OF COVENANT PROTECTION

The Debentures will be subordinate to all Senior Indebtedness of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors.

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions except as set forth under the heading "Details of the Offering - Limitation on Issuance of Additional Debentures". The Indenture does not contain any provision specifically intended to protect the holders of the Debentures in the event of a future leveraged transaction involving the Trust.

RIGHT OF EARLY REDEMPTION

The Trust has announced that it intends to reduce its bank debt or redeem the Debentures. In addition, the provisions of the Debentures provide incentives to the Trust to redeem all of the Debentures on or prior to June 30, 2005, after which the interest rate increases from 8% to 10% per annum and the conversion price decreases from $11.84 to $11.38. The Debentures are redeemable at the redemption price of par plus accrued and unpaid interest at any time by the Trust. The Debentures are also redeemable after June 30, 2003, by the Trust electing the Debenture Trust Unit Redemption Election which allows the Trust to satisfy part of the redemption price by the issuance of Trust Units. Purchasers of the Debentures should be aware that the Trust may redeem all or part of the Debentures at any time.

                               INTEREST OF EXPERTS

Certain legal matters will be passed upon on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, on behalf of the Selling Securityholder by Bennett Jones LLP, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary. As of the date hereof, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Bennett Jones LLP, as a group, owned less than 1% of the outstanding Trust Units.

The audited consolidated financial statements (other than pro forma combined financial statements) of the Trust incorporated by reference in this short form prospectus have been audited by Deloitte & Touche LLP, Chartered Accountants, as stated in their report dated January 27, 2003. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, do not beneficially own, directly or indirectly, any Trust Units of the Trust.

Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon reports prepared by Gilbert, as independent consultants, as of January 1, 2003 with respect to reserves of ARC Resources and ARC Sask. and the reserves formerly held by Star. As of the date hereof, the partners, as a group, of Gilbert own, directly or indirectly, less than 1% of the outstanding Trust Units.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street SW, Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

                            CERTIFICATE OF THE TRUST

Dated:  June 3, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                                ARC ENERGY TRUST
                             BY: ARC RESOURCES LTD.



(signed) John P. Dielwart                    (signed) Steven W. Sinclair
President and Chief Executive Officer        Vice-President, Finance and
                                             Chief Financial Officer



                       On behalf of the Board of Directors



(signed) Mac Van Wielingen                   (signed) John M. Stewart
Director                                     Director

                           CERTIFICATE OF UNDERWRITERS

Dated: June 3, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

         CIBC WORLD MARKETS INC.                   BMO NESBITT BURNS INC.


          By: (signed) Arthur Korpach               By: (signed) Aaron M. Engen